

OFFERING MEMORANDUM

facilitated by



Gorges Brewing LLC

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS DUE TO CIRCUMSTANCES RELATED TO COVID-19 AND PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF.

(A) The Company

Name of Company	Gorges Brewing LLC
State of Organization	OR
Date of Formation	02/01/2018
Entity Type	Limited Liability Company
Street Address	15450 Kimball Ct, Lake Oswego OR, 97035
Website Address	https://www.gorgesbeer.com/

(B) Directors and Officers of the Company

Key Person		Steven Preece
Position with the Company		
	Title	CEO
	First Year	2019
Other business experience (last three years)		**Owner & General Manager** (*Tap & Table Restaurants, 7/2015 - Present*) — Travis founded neighborhood craft beer-inspired restaurant Ankeny Tap & Table in 2015. In 2018 he opened his second location.

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Steven Preece	50%
Willis Boyer	50%

(D) The Company's Business and Business Plan

Location

Cascade Locks is dubbed "The Heart of the Gorge," in the most awe-inspiring hiking area in the Pacific Northwest. Just 45 minutes from Portland, millions of tourists visit annually.

- Very few nearby alternatives
- Closest proximity to Multnomah Falls
- Barriers to entry: Protected land in the area

The Space

The vast property allowed us to create a concept that no one else has done: A destination event space and brewery on main street, in the epic Columbia River Gorge. This is so much more than "just beer."

- Capable of holding up to 300 guests
- 20+ rooms and 40 parking spaces on site
- Green elements, such as native trees, ev charging, and solar panels

The Team

Travis Preece, Co-founder

For the past 6 years, Travis has owned Tap & Table which currently operates two successful restaurants with a local craft beer/gastropub style. Travis has a BS in Business and an MBA from the University of Texas at Austin, and has significant corporate strategy and marketing experience.

While Travis has many career success stories, his most impressive stint was as a strategy advisor in Shell Oil's downstream headquarters in London. During this time, he worked closely with Shell Helix, Pennzoil and Quaker State Global Brand Managers, and led dozens of internal consulting projects. These include: A 5-year path to $15 Billion Global Lubricants Sales, re-imagining Shell Lubricants' entire R&D process, and valuations of several potential global market exits.

In 2015, Travis purchased a 1000 sf, struggling taproom. By analyzing his own elaborate data models to drive food & beer menu decisions, Travis grew top-line revenues by 65% and 57% in his first two years, respectively. He also drove Food COGS down from 56% to 25% in under 12 months. By the end of 2017, he'd grown the business from $178k sales (and deeply in the red) to $459k sales and 77k Net Income. In early 2018, Travis re-invested to double his square footage and hired an experienced GM. In fall 2018, Travis acquired a taproom in a very trendy area, and expects company-wide Net Income of nearly $200,000 in 2019. Travis curates the beer list for both restaurants and has several years of detailed customer insights on the local beer consumer's decision process.

In strategy, Travis was one of 5 members of the team which developed and presented a Five Billion dollar growth plan for the marketing arm of largest (by rev) company in the world. Travis also led many other projects, including a plan to close the gap on Chevron in the US, and a massive 6-month project to redevelop Shell Lubricants' R&D system, which included regular presentations to executives.

Travis has shown that his strategic approach to business works extremely well in the hospitality industry: In two years and with few resources at his disposal, Travis has boot-strapped his way to 40% YoY revenue growth and astronomical profit growth.

Willis Boyer, Director of Development

Willis is extremely creative and knows how to maximize "bang for the buck." He provides a strategic advantage for Gorges to build or renovate properties at cost with our own team.

Willis is a Portland Native who has lived with his fiancée and two children part-time in Cascade Locks for several years.

Brian Keilty, Head Brewer

After a successful career as a chef, Bryan moved to Portland to learn brewing in the hopes of opening his own brewery and restaurant. Bryan has a tireless work ethic, has won national awards, built breweries, and grown sales in the US, Japan and Holland.

Bryan's passion for craft, and ability to build relationships in the industry, serve us well!

Steven Denio, Director of Operations

Steve Led Bend Brewing (as General Manager) to 22% growth annually, then became a founding member of GoodLife in 2011. As Marketing & Sales Manager, he helped grow GoodLife to #9 volume in the state of Oregon in 2017.

Steve and wife Heather met in the Bend beer industry, and just welcomed a future beer-lover to the fam.

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 4 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT

MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$100,000
Offering Deadline	January 27, 2021

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$250,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Landscaping, trees, water features	$58,000	$100,000
Renewable Energy Fixtures	$10,000	$45,000
Event space build-out	$26,000	$50,000
Blending & Barrel aging facility	$0	$40,000
Mainvest Compensation	$6,000	$15,000
TOTAL	$100,000	$250,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	0.8 - 2.0%[2]
Payment Deadline	2027-10-01
Maximum Payment Multiple[3] - Early Investors - All Other Investors	1.6 x 1.4 x
Sharing Start Date	The first day after disbursement that the Company has revenues greater than one ($1) dollar
First Payment Date	Thirty (30) days after the last day of the calendar quarter ending not less than Sixty (60) days after the sharing start date.
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	0.38%

---

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 0.8% and a maximum rate of 2.0% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$100,000	0.8%
$137,500	1.1%
$175,000	1.4%
$212,500	1.7%
$250,000	2.0%

[3] To reward early participation, the investors who contribute the first $75,000.0 raised in the offering will receive a 1.6x cap. Investors who contribute after $75,000.0 has been raised in the offering will receive a 1.4x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

The Company has no outstanding securities.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Steven Preece	50%
Willis Boyer	50%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

MainVest will be paid 6.0% of the final offering amount, upon the successful completion of the offering. MainVest does not receive compensation if the offering does not succeed. MainVest, Inc. owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for MainVest to acquire an interest.

(P) Indebtedness of the Company

The Company has no indebtedness outside of the debt the Company is expecting to raise through regulation crowdfunding on MainVest.

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

The business has $600,000 cash. We have a construction loan approved for $1.3 million, with zero draws to date. Permiting is done, site work largely complete, and construction of the building is 20% complete. The $1.9 million in total available capital includes enough capital to complete construction of our main building and brewery, parking lot and necessary site work. It also includes $250k construction contingency, 6-month operating cost cushion and 12-month debt service cushion. We will own the land in full by the time we open in June 2021. Our property valuation came in at $2.47M upon completion of the building. We are currently making a profit at our Portland pilot brewery and taproom.

Historical milestones

Gorges Beer Co. has been operating since February 2020 and has since achieved the following milestones:

- Opened location in Portland, OR

- Despite the pandemic, our Portland taproom became profitable in it's 6th month, August 2020, and has remained profitable through October 2020.

- Had a gross profit margin of 84% in Q3.

- This profit is based on a very small, test location and includes 100% of brewer salary. We expect much better profits when we expand to this much larger, second location.

Historical financial performance is not necessarily predictive of future performance.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

Year	1	2	3	4	5	6
TOTAL PROJECT	2021	2022	2023	2024	2025	2026
Revenues	$ 1,045,363	$ 2,044,348	$ 3,182,921	$ 3,975,015	$ 5,273,488	$ 6,176,285
COGS	$ 199,085	$ 420,279	$ 670,469	$ 843,456	$ 1,154,578	$ 1,374,443
Gross profit	$ 846,278	$ 1,624,069	$ 2,512,453	$ 3,131,559	$ 4,118,910	$ 4,801,842
Payroll	$ 314,644	$ 523,942	$ 779,259	$ 940,400	$ 1,218,345	$ 1,413,265
Rent	$ 122,816	$ 168,480	$ 171,850	$ 175,287	$ 178,792	$ 182,368
Marketing	$ 87,600	$ 54,348	$ 86,634	$ 110,801	$ 154,759	$ 189,365
Other Expenses	$ 114,348	$ 222,936	$ 325,189	$ 404,253	$ 540,633	$ 652,835
Total Expenses	$ 639,409	$ 969,706	$ 1,362,932	$ 1,630,741	$ 2,092,530	$ 2,437,833
EBITDA	$ 206,869	$ 654,362	$ 1,149,521	$ 1,500,818	$ 2,026,380	$ 2,364,009
Depreciation	64,286	64,286	64,286	64,286	64,286	64,286
Tax	35,646	147,519	271,309	359,133	490,524	574,931
NIBIAT	$ 171,223	$ 506,843	$ 878,212	$ 1,141,685	$ 1,535,857	$ 1,789,079

THE FINANCIAL INFORMATION PROVIDED TO INVESTORS HAS NOT BEEN REVIEWED BY AN INDEPENDENT PUBLIC ACCOUNTANT AND IS CERTIFIED BY THE PRINCIPAL EXECUTIVE OFFICER OF THE ISSUER.

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

THIS OFFERING IS BEING CONDUCTED PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF WHICH HAS LIMITED CANCELLATION RIGHTS FOR INVESTORS. INVESTORS MAY CANCEL THEIR INVESTMENT FOR ANY REASON WITHIN FORTY EIGHT (48) HOURS OF THEIR INITIAL INVESTMENT COMMITMENT. IF AN INVESTORS DOES NOT CANCEL THEIR INVESTMENT WITHIN 48 HOURS OF THEIR INVESTMENT COMMITMENT, THEN THE INVESTOR MAY ONLY CANCEL THEIR INVESTMENT IN THE EVENT OF A MATERIAL CHANGE WHICH REQUIRES AFFIRMATIVE RECONFIRMATION OF THEIR INVESTMENT. SHOULD AN INVESTOR NOT CANCEL THEIR INVESTMENT COMMITMENT WITHIN 48 HOURS AND NO MATERIAL CHANGE OCCUR, THE INVESTOR WILL BE UNABLE TO CANCEL THEIR INVESTMENT COMMITMENT AND THE FUNDS WILL BE RELEASED TO THE ISSUER UPON THE CLOSING OF THE OFFERING AND THE INVESTOR WILL RECEIVE SECURITIES IN EXCHANGE FOR HIS OR HER INVESTMENT.

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$1,316,908.73	$830,052.11
Cash & Cash Equivalents	$467,356.06	$278,935.95
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$319,000.00	$239,000.00
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V